SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                       Commission File Numbers 1-12046
                                                                1-5787

                          NOTIFICATION OF LATE FILING

     (Check One):  [ X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F
     [ ] Form 10-Q   [  ] Form N-SAR

     For Period Ended:  March 31, 1997

     [ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended:   Not Applicable

     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     Not Applicable-------------------------------------------------------
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                      PART I.  REGISTRANT INFORMATION

     Full name of registrants:  Levitz Furniture Incorporated; Levitz
                                 Furniture Corporation--------------------
     Former name if applicable:
     Address of principal executive office (Street and Number):  6111
       Broken Sound Parkway, N.W.-----------------------------------------
     City, State and Zip Code:  Boca Raton, Florida  33487-2799-----------


                     PART II.  RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

               As previously disclosed, Levitz Furniture Corporation ("Levitz"), a wholly-owned subsidiary of Levitz Furniture Incorporated (the "Company"), and General Electric Capital Corporation ("GECC") are parties to an Account Purchase Agreement (the "Agreement"), whereby GECC has agreed to purchase Levitz's customer credit obligations without recourse. The Company and Levitz are currently renegotiating the terms of the Agreement with GECC, and believe that the Agreement will be amended in the near future as a result of these negotiations. There can be no assurance, however, with respect to the timing or outcome of these negotiations. Such negotiations cannot be concluded in time for the Company and Levitz to file their Annual Reports on Form 10-K on a timely basis. The outcome of these negotiations may significantly impact the disclosures required by Form 10-K.

               For the reasons set forth above, the Company's and Levitz's inability to timely file their Annual Reports on Form 10-K for their fiscal years ended March 31, 1997 could not be eliminated without unreasonable effort or expense. The Company and Levitz intend to file their Annual Reports no later than the fifteenth day after the due date of the Annual Report.

                        PART IV.  OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

               Patrick J. Nolan
               Vice President and Chief Financial Officer
               of Levitz Furniture Incorporated and
               Senior Vice President-Finance of
               Levitz Furniture Corporation    (561)           994-6006
                    (Name)                  (Area code)   (Telephone number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                               [ X ] Yes  [   ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [   ] Yes  [ X ] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Levitz Furniture Incorporated
                         Levitz Furniture Corporation
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                 (Name of registrants as specified in charter)

     Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

     Date:  June 27, 1997           By /s/ Patrick J. Nolan
                                      __________________________________
                                      Patrick J. Nolan
                                      Vice President and Chief
                                      Financial Officer
                                      of Levitz Furniture Incorporated and
                                      Senior Vice President-Finance of
                                      Levitz Furniture Corporation